September 23, 2024

Sharon McCollam
President and Chief Financial Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, Idaho 83706

        Re: Albertsons Companies, Inc.
            Form 10-K for Fiscal Year Ended February 24, 2024
            Filed April 22, 2024
            File No. 001-39350
Dear Sharon McCollam:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended February 24, 2024
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Measures, page 43

1. We note your Adjusted net income measure adjusts for business transformation expenses.
       In the related footnote, you describe these costs as operational priorities and associated business transformation. Please tell us the nature of your business transformation costs and your consideration of Question 100.01 of the Non-GAAP Financial Measures
       Compliance and Disclosure Interpretations. In particular, tell us how the excluded costs do not represent normal, recurring, cash operating expenses necessary to operate your business.
2. In your calculation of "Adjusted net income per Class A common share - diluted" you adjust for the conversion of convertible preferred stock that would have been otherwise antidilutive, most notably for FY's 2022 and 2021. Your adjusted measure appears to have the effect of changing the antidilutive provisions of ASC 260-10-45. Please tell us how you concluded the noted adjustment does not represent an individually tailored accounting
 September 23, 2024
Page 2

       principle. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance
       and Disclosure Interpretations.
3. Please revise to reconcile Adjusted EBITDA to the most comparable GAAP measure.
       Please refer to Item 10(e)(1)(i)(B) of Regulation S-K for further guidance.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at 202-551-8298 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services